UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    September 30, 2005                   By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                         EXTERNAL NEWS RELEASE
                                                                      05-21-TC

FOR IMMEDIATE RELEASE:  September 29, 2005

      TECK COMINCO SAYS TRAIL UNION NEGOTIATIONS TO RESUME WITH MEDIATOR

     VIABLE BUSINESS AND POWER SUPPLY WILL ENSURE TRAIL OPERATIONS' FUTURE

Vancouver, B.C. - Teck Cominco Limited said negotiations with the union of its Teck Cominco Metals Ltd. operation in Trail will resume this weekend with the assistance of mediator Andrew Sims.

"Our last offer was a fair one and one that would ensure Trail Operations remain a viable business with costs that enable it to remain competitive despite its distance from major markets and the relatively high cost of production," said Roger Brain, Senior Vice President, Marketing and Refining, Teck Cominco Limited.

The company's most recent offer to the union included a wage increase of nine percent over a three-year term plus significant increases to pensions and other benefits.

Despite the cyclical market for the commodities produced in Trail, the operation has been able to compete because of its skilled and dedicated workforce and the availability of low-cost power. The losses that the Trail operation has sustained in the economic downturns have been partially offset by the company's ability to sell power which is surplus to its own needs. The long term sustainability of Trail operations and the jobs it provides in the community are dependent on those power arrangements remaining in place.



Further information on the company and its Trail operations is available at WWW.TECKCOMINCO.COM.

                                    - 30 -


For additional information, please contact:
Doug H. Horswill, Senior Vice President, Environment and Corporate Affairs
(604) 844-2655
David Parker, Director of Government Relations & Regulatory Affairs
(604) 685-3036
Mark Edwards, Trail Operations (250) 364-4308